UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                             (AMENDMENT NO. 3 ) (1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Friendly Ice Cream Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)



                                    358497105
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                                 (CUSIP Number)


                             Jeffrey E. Swaim, Esq.
                    Mirick, O'Connell, DeMallie & Lougee, LLP
                                100 Front Street
                               Worcester, MA 01608
                                 (508) 791-8500

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of this Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358497105

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1                 NAME OF REPORTING PERSON

                  S. Prestley Blake

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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                                       (b) / /

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3                 SEC USE ONLY

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4                 SOURCE OF FUNDS

                  PF

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5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)     /    /

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6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

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               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    790,800
  OWNED BY
              ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     790,800

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  790,800

--------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                        /  /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.75%

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN

CUSIP No. 358497105

--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON

                  SPB Family Limited Partnership

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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/

                                                                       (b)  / /

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3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF

--------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)   /    /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------


               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    790,800
  OWNED BY
              ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     790,800


--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  790,800

--------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                        /  /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.75%

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  PN



CUSIP No. 358497105

--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON

                  The Helen D. Blake 1993 Trust

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/

                                                                       (b) / /

--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF

--------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)   /    /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------

               7    SOLE VOTING POWER

  NUMBER OF         10,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
              ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH



--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  10,000

--------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                        /  /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  OO



Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Due to a recently-discovered record keeping error, the Reporting Persons are hereby restating the disclosure under Item 3 of (i) the Schedule 13D filed by the Reporting Persons on December 8, 2000, and (ii) Amendment No. 1 to the
Schedule 13D filed by the Reporting Persons on December 15, 2000.

The restated disclosure is as follows:

Between November 9, 2000 and December 14, 2000, SPB Family Limited Partnership used its general funds to purchase an aggregate of 846,800 shares of Common Stock for $1,727,546.85. The Helen D. Blake 1993 Trust used its general funds to purchase 10,000 shares of Common Stock for $19,575.00.

Item 4.   PURPOSE OF TRANSACTION:

The Reporting Persons acquired the shares of Common Stock of the Issuer described under Item 3 as an investment in the Issuer. Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons believe it would be in the Issuer's best interest for Donald N. Smith to resign as the Issuer's Chairman, Chief Executive Officer and director of the Issuer. The Reporting Persons may formulate plans or proposals relating to any securities of the Issuer, or the Issuer's directors and management to the extent deemed advisable in light of developments in the affairs of the Issuer, market prices of the Issuer's securities, market conditions and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER:

SPB Family Limited Partnership, of which S. Prestley Blake is the sole general partner, owns 790,800 shares of the Issuer's Common Stock, constituting 10.75% of the shares reported to be outstanding on April 3, 2002. By virtue of his status as the sole general partner of SPB Family Limited Partnership, S. Prestley Blake may be deemed to share voting and investment power with SPB Family Limited Partnership over all of the shares of Common Stock owned by SPB Family Limited Partnership.

The Helen D. Blake 1993 Trust owns 10,000 shares of Common Stock, constituting 0.1% of the shares reported to be outstanding on April 3, 2002. The wife of S. Prestley Blake, Helen D. Blake, is a trustee of The Helen D. Blake 1993 Trust.
S. Prestley Blake disclaims voting and investment power over the securities of the Issuer owned by The Helen D. Blake 1993 Trust.

On April 23, 2002, (i) SPB Family Limited Partnership made a charitable gift of 60,000 shares of the Issuer's Common Stock held in its name to WGBY TV, a division of WGEH Educational Foundation and (ii) SPB Family Limited Partnership, through its broker, sold 17,000 shares of the Issuer's Common Stock in the open market at a sale price of $8.50 per share. Otherwise, none of the Reporting Persons have effected transactions in the Issuer's Common Stock during the 60 day period prior to the date of this Amendment No. 3 to Schedule 13D.

The Reporting Persons hereby restate the transactions disclosed under Item 5 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on December 15, 2000 as follows:


                                                    Amount of        Price Per
                                                   Securities         Share
            Name         Date of Transaction        Involved        in Dollars
            ----         -------------------        --------        ----------

    SPB Family                   11/9/00             15,000           2.1550
    Limited Partnership         11/10/00              5,000           2.1550
                                11/13/00             10,500           2.0538
                                11/14/00             10,000           2.0575
                                11/15/00              2,500           2.1450
                                11/16/00              3,500           2.1371
                                11/17/00              3,500             2.03
                                11/22/00             50,000             2.03
                                11/24/00            200,500           1.9675
                                11/29/00            423,900           1.9345
                                11/30/00              7,000           1.9680
                                12/08/00             15,400           2.9222
                                12/14/00            100,000           2.7800
                                                 ----------
    Total:                                          846,800

    The Helen D. Blake          11/27/00             10,000           1.9580
    1993 Trust

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 26, 2002
                                          /s/ S. Prestley Blake
                                          -------------------------------------
                                                S. Prestley Blake

Dated:   April 26, 2002
                                           SPB FAMILY LIMITED PARTNERSHIP

                                          /s/ S. Prestley Blake
                                          -------------------------------------
                                           By: S. Prestley Blake
                                                 General Partner

Dated:   April 26, 2002
                                           THE HELEN D. BLAKE 1993 TRUST

                                          /s/ Helen D. Blake
                                          -------------------------------------
                                           By: Helen D. Blake
                                                  Trustee